Mail Stop 3561

May 11, 2009

Jeffrey D. Jordan, Chief Executive Officer
OpenTable, Inc.
799 Market Street, 4th Floor
San Francisco, California 94103

      Re: OpenTable, Inc.
              Amendment No. 5 to Registration Statement on Form S-1
              Filed May 11, 2009
              File No. 333-157034

Dear Mr. Jordan:

We have reviewed your letter dated May 11, 2009 responding to our comment letter dated May 8, 2009 and your amendment and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Exhibit 5.1</u>

1. We note your response to comment eight in our letter dated May 8, 2009. The legal opinion provided to you by counsel is limited to the "General Corporation Law of the State of Delaware," and counsel expresses "no opinion with respect to any other laws." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

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You may contact Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact John

Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP
        Via Facsimile